United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.              )*

Sequential Brands Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

81734P107

(CUSIP Number)

Jeffrey Ferguson

The Carlyle Group

1001 Pennsylvania Avenue, NW

Suite 220 South

Washington, D.C. 20004-2505

(202) 729-5626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 4, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81734P107	13D	Page 1 of 25 Pages

1	NAMES OF REPORTING PERSONS The Carlyle Group L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,369,812
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,369,812
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,369,812
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14	TYPE OF REPORTING PERSON PN (Delaware limited partnership)

CUSIP No. 81734P107	13D	Page 2 of 17 Pages

1	NAMES OF REPORTING PERSONS Carlyle Group Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,369,812
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,369,812
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,369,812
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

CUSIP No. 81734P107	13D	Page 3 of 17 Pages

1	NAMES OF REPORTING PERSONS Carlyle Holdings II GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,369,812
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,369,812
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,369,812
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

CUSIP No. 81734P107	13D	Page 4 of 17 Pages

1	NAMES OF REPORTING PERSONS Carlyle Holdings II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Québec
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,369,812
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,369,812
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,369,812
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14	TYPE OF REPORTING PERSON PN (Québec société en commandite)

CUSIP No. 81734P107	13D	Page 5 of 17 Pages

1	NAMES OF REPORTING PERSONS TC Group Cayman Investment Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,369,812
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,369,812
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,369,812
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14	TYPE OF REPORTING PERSON PN (Cayman Islands exempt limited partnership)

CUSIP No. 81734P107	13D	Page 6 of 17 Pages

1	NAMES OF REPORTING PERSONS TC Group Cayman Investment Holdings Sub L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,369,812
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,369,812
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,369,812
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14	TYPE OF REPORTING PERSON PN (Cayman Islands exempt limited partnership)

CUSIP No. 81734P107	13D	Page 7 of 17 Pages

1	NAMES OF REPORTING PERSONS Carlyle Equity Opportunity GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,369,812
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,369,812
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,369,812
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

CUSIP No. 81734P107	13D	Page 8 of 17 Pages

1	NAMES OF REPORTING PERSONS Carlyle Equity Opportunity GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,369,812
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,369,812
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,369,812
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14	TYPE OF REPORTING PERSON PN (Delaware limited partnership)

CUSIP No. 81734P107	13D	Page 9 of 17 Pages

1	NAMES OF REPORTING PERSONS Carlyle Galaxy Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,369,812
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,369,812
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,369,812
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14	TYPE OF REPORTING PERSON PN (Delaware limited partnership)

CUSIP No. 81734P107	13D	Page 10 of 17 Pages

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $.01 per share (the “Common Stock”), of Sequential Brands Group, Inc., a Delaware corporation formerly known as Singer Madeline Holdings, Inc. (the “Issuer”), whose principal executive offices are located at 5 Bryant Park, 30th Floor, New York, NY 10018.

Item 2.	Identity and Background

This statement is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

Carlyle Group Management L.L.C.,

The Carlyle Group L.P.,

Carlyle Holdings II GP L.L.C.,

Carlyle Holdings II L.P.,

TC Group Cayman Investment Holdings, L.P.,

TC Group Cayman Investment Holdings Sub L.P.,

Carlyle Equity Opportunity GP, L.L.C.,

Carlyle Equity Opportunity GP, L.P., and

Carlyle Galaxy Holdings, L.P. (“Carlyle Galaxy”)

Each of Carlyle Group Management L.L.C., The Carlyle Group, L.P., Carlyle Holdings II GP L.L.C., Carlyle Equity Opportunity GP, L.L.C., Carlyle Equity Opportunity GP, L.P., and Carlyle Galaxy is organized in the state of Delaware. Carlyle Holdings II L.P. is a Québec société en commandite. TC Group Cayman Investment Holdings, L.P. and TC Group Cayman Investment Holdings Sub L.P. are organized under the laws of the Cayman Islands.

The address of the principal business and principal office of TC Group Cayman Investment Holdings, L.P. and TC Group Cayman Investment Holdings Sub L.P. is c/o Intertrust Corporate Services Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands. The address of the principal business and principal office of each of the other Reporting Persons is c/o The Carlyle Group, 1001 Pennsylvania Ave., N.W., Suite 220 South, Washington, DC 20004-2505.

The Reporting Persons are principally engaged in the business of investments in securities.

The directors of Carlyle Group Management L.L.C. are William E. Conway, Jr., Daniel A. D’Aniello, David M. Rubenstein, Lawton W. Fitt, James H. Hance, Jr., Janet Hill, Edward J. Mathias, Dr. Thomas S. Robertson, and William J. Shaw (collectively, the “Directors”). The executive officers of Carlyle Group Management L.L.C. and The Carlyle Group L.P. are William E. Conway, Jr., Co-Chief Executive Officer, Daniel A. D’Aniello, Chairman, David M. Rubenstein, Co-Chief Executive Officer, Glenn A. Youngkin, President and Chief Operating Officer, Curtis L. Buser, Chief Financial Officer, and Jeffrey W. Ferguson, General Counsel (collectively, the “Executive Officers,” and, together with the Directors, the “Related Persons”). Each of the Related Persons is a citizen of the United States.

CUSIP No. 81734P107	13D	Page 11 of 17 Pages

The present principal occupation of each of the Directors is as follows: William E. Conway, Jr., Co-Chief Executive Officer and Co-founder of The Carlyle Group; Daniel A. D’Aniello, Chairman and Co-founder of The Carlyle Group; Lawton W. Fitt, Director of Carlyle Group Management L.L.C.; James H. Hance, Jr., Director of Carlyle Group Management L.L.C.; Janet Hill, Principal of Hill Family Advisors; Edward J. Mathias, Managing Director of The Carlyle Group; Dr. Thomas S. Robertson, Dean of the Wharton School at the University of Pennsylvania; David M. Rubenstein, Co-Chief Executive Officer and Co-founder of The Carlyle Group; William J. Shaw, Director of Carlyle Group Management L.L.C. The business address of each of the Related Persons is c/o The Carlyle Group, 1001 Pennsylvania Ave., N.W., Suite 220 South, Washington, DC 20004-2505.

During the past five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Carlyle Galaxy acquired the Common Stock reported herein in consideration of 6,369,812 shares of SQBG, Inc., which was formerly known as Sequential Brands Group, Inc., (“Old Sequential”) that, pursuant to the terms and conditions of the Merger Agreement (as defined below), were converted into the right to receive 6,369,812 shares of Common Stock. Also pursuant to the Merger Agreement, the Old Warrants (as defined below) held by Carlyle Galaxy were converted into the Warrants (as defined below).

Item 4.	Purpose of Transaction

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may, at any time and from time to time, acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons or their designees to the Issuer’s board of directors may engage in discussions with management, the board of directors, and shareholders of the Issuer and other relevant parties or encourage such persons to consider or explore extraordinary corporate transactions, such as: a merger; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure.

CUSIP No. 81734P107	13D	Page 12 of 17 Pages

Merger Agreement

On June 22, 2015, the Old Sequential, Martha Stewart Living Omnimedia, Inc., (“MSLO”), the Issuer, and certain wholly owned subsidiaries of the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, on December 4, 2014 (the “Closing Date”), Old Sequential and MSLO became wholly owned subsidiaries of the Issuer (the “Merger”) and each outstanding share of Old Sequential common stock was converted into the right to receive one share of Common Stock and each warrant that was exercisable for shares of common stock of Old Sequential (each, an “Old Warrant”) was converted into a warrant to purchase shares of Common Stock (each, a “Warrant”) on the terms and conditions (including applicable strike price and vesting requirements) as were applicable under such Old Warrant.

As a result, on the Closing Date, each share of Old Sequential common stock beneficially owned by the Reporting Persons was converted into one share of Common Stock, and the Reporting Persons ceased to be the beneficial owner of any shares of Old Sequential common. Further, each Old Warrant beneficially owned by the Reporting Persons was converted into a Warrant on the terms and conditions (including applicable strike price and vesting requirements) as were applicable under such Old Warrant.

Pursuant to the Galaxy Merger Agreement, pending the expiration of an 18 month survival period for the representations and warranties (the “Indemnification Period”) for which the former Galaxy stockholders and optionholders will have indemnification obligations following the closing of the mergers contemplated by the Galaxy Merger Agreement (the “Galaxy Mergers”), Old Sequential held back 581,387 shares of Old Sequential common stock from the merger consideration paid to Carlyle Galaxy (the “Indemnification Holdback Shares”). On February 15, 2016, following the expiration of the Indemnification Period, the Indemnification Holdback Shares (minus any shares of Common Stock released to the Company as a result of indemnification claims) will be released to Carlyle Galaxy by the Issuer in satisfaction of the obligations of Old Sequential under the Galaxy Merger Agreement. Carlyle Galaxy will have the right, in certain circumstances, to pay any such indemnification obligations in cash rather than in shares of Common Stock.

Carlyle Board Appointment Right

Carlyle Galaxy acquired the shares of Old Sequential described herein pursuant to an agreement and plan of merger dated June 24, 2014 (the “Galaxy Merger Agreement”) by and among Old Sequential, Galaxy Brand Holdings, Inc. and certain other affiliated entities. In connection with the closing of the mergers contemplated by the Galaxy Merger Agreement (the “Galaxy Mergers”), Old Sequential entered into a letter agreement (the “Letter Agreement”) with Carlyle Galaxy granting Carlyle Galaxy certain director nominee and board observer rights, for so long as Carlyle Galaxy and its affiliates own at least 33% of the shares of the Common Stock acquired by Carlyle Galaxy at the closing of the Galaxy Mergers. The Letter Agreement has been assumed by the Issuer pursuant to the Merger Agreement.

Pursuant to the Letter Agreement, as assumed by the Issuer, Carlyle Galaxy has the right to designate one representative to the Issuer’s board of directors (the “Board”), to be included in the slate of the Board’s nominees periodically presented to the Issuer’s stockholders for election, and the right to designate one Board observer to attend all Board meetings.

CUSIP No. 81734P107	13D	Page 13 of 17 Pages

In connection with the foregoing, the Issuer has appointed Rodney S. Cohen as Carlyle Galaxy’s initial Board representative.

The Warrant

The Old Warrant issued to Carlyle Galaxy pursuant to the Galaxy Merger Agreement was converted into the Warrant pursuant to the Merger Agreement. The Warrant is exercisable for an aggregate of up to 1,403,254 shares of Common Stock, with an exercise price of $11.20 per share based upon the performance of the Linens ‘n Things brand following the closing of the Mergers. Specifically, (i) if the Linens ‘n Things brand generates net royalties equal to or in excess of $10 million in calendar year 2016, 16.7% of the Warrant Shares will vest, (ii) if the Linens ‘n Things brand generates net royalties equal to or in excess of $15 million in calendar year 2016, an additional 33.3% of the Warrant Shares will vest, (iii) if the Linens ‘n Things brand generates net royalties equal to or in excess $10 million in calendar year 2017, 16.7% of the Warrant Shares will vest, and (iv) if the Linens ‘n Things brand generates net royalties equal to or in excess $15 million in calendar year 2017, an additional 33.3% of the Warrant Shares will vest.

The Warrant expires on December 31, 2019. In the event of a change of control of the Issuer before April 30, 2017, any unvested Warrant Shares will immediately vest, and the Warrant shall become exercisable for such vested Warrant Shares. If the Issuer sells the Linens ‘n Things brand for an amount in excess of $50,000,000 before the end of calendar year 2017, any unvested Warrant Shares will immediately vest, and the Warrant shall become exercisable for such vested Warrant Shares. In the event of a sale of the brand for an amount less than $50,000,000, the Warrant Shares will vest proportionately, based upon the value of the sale as a percentage of $50,000,000.

Registration Rights Agreement

In connection with the consummation of the Galaxy Mergers, the Old Sequential and Carlyle Equity Opportunity GP, L.P. (solely in its capacity as the representative of the Galaxy stockholders and optionholders, the “Stockholder Representative”), on behalf of the former Galaxy stockholders and optionholders, entered into a registration rights agreement (the “Registration Rights Agreement”), which grants the Stockholder Representative, on behalf of former Galaxy stockholders and optionholders, customary registration rights with respect to the Old Sequential common stock, the Old Warrant, and shares which were issuable upon exercise of the Old Warrant, issued in the Galaxy Mergers. The Registration Rights Agreement was assumed by the Issuer pursuant to the Merger Agreement and covers the Common Stock issued to Carlyle Galaxy in connection with the Merger, the Warrant and the Common Stock issuable upon exercise of the Warrant.

In addition, if the Issuer proposes to register any of the Issuer’s shares in a registered public offering, the former Galaxy stockholders and optionholders have a right to include their shares of Common Stock in such offering through a valid “piggyback” registration of shares.

CUSIP No. 81734P107	13D	Page 14 of 17 Pages

The foregoing descriptions of the Merger Agreement, the Warrant and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements filed as exhibits to this Schedule 13D, and incorporated herein by reference.

Other than as described in this Item 4, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of as of the date hereof, based on 60,454,373 shares of Common Stock outstanding following the consummation of the Merger.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Carlyle Group Management L.L.C.	6,369,812	10.5%	0	6,369,812	0	6,369,812
The Carlyle Group L.P.	6,369,812	10.5%	0	6,369,812	0	6,369,812
Carlyle Holdings II GP L.L.C.	6,369,812	10.5%	0	6,369,812	0	6,369,812
Carlyle Holdings II L.P.	6,369,812	10.5%	0	6,369,812	0	6,369,812
TC Group Cayman Investment Holdings, L.P.	6,369,812	10.5%	0	6,369,812	0	6,369,812
TC Group Cayman Investment Holdings Sub L.P.	6,369,812	10.5%	0	6,369,812	0	6,369,812
Carlyle Equity Opportunity GP, L.L.C.	6,369,812	10.5%	0	6,369,812	0	6,369,812
Carlyle Equity Opportunity GP, L.P.	6,369,812	10.5%	0	6,369,812	0	6,369,812
Carlyle Galaxy Holdings, L.P.	6,369,812	10.5%	0	6,369,812	0	6,369,812

The securities beneficially owned by the Reporting Persons include 5,788,425 shares of Common Stock held of record by Carlyle Galaxy, as well as 581,387 Indemnification Holdback Shares which may be delivered to Carlyle Galaxy upon the expiration of the Indemnification Period, upon the conditions described in Item 4 of this Schedule 13D. Carlyle Group Management L.L.C. is the general partner of The Carlyle Group L.P., which is a publicly traded entity listed on NASDAQ. The Carlyle Group L.P. is the managing member of Carlyle Holdings II GP L.L.C., which is the general partner of Carlyle Holdings II L.P., which is the general partner of TC Group Cayman Investment Holdings, L.P., which is the general partner of TC

CUSIP No. 81734P107	13D	Page 15 of 17 Pages

Group Cayman Investment Holdings Sub L.P., which is the managing member of Carlyle Equity Opportunity GP, L.L.C., which is the general partner of Carlyle Equity Opportunity GP, L.P., which is the general partner of Carlyle Galaxy Holdings, L.P. Accordingly, each of the foregoing entities may be deemed to share beneficial ownership of the shares of common stock owned of record by Carlyle Galaxy.

None of the other Reporting Persons or Related Persons beneficially owns any Common Stock.

Except as set forth in this Item 5(a)-(b), each of the persons named in this Item 5(a)-(b) disclaims beneficial ownership of any Common Stock owned beneficially or of record by any other person named in this Item 5(a)-(b).

(c) Except as described in Item 4 above, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Common Stock.

(d)	None.

(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 4 above summarizes certain provisions of Merger Agreement, the Warrant and the Registration Rights Agreement, and is incorporated herein by reference. A copy of each of these agreements is filed as an exhibit to this Schedule 13D, and each is incorporated by reference herein.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 81734P107	13D	Page 16 of 17 Pages

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement

2	Power of Attorney

3	Agreement and Plan of Merger, dated as of June 22, 2015, by and among Martha Stewart Living Omnimedia, Inc., Madeline Merger Sub, Inc., Sequential Brands Group, Inc., Singer Merger Sub, Inc. and Singer Madeline Holdings, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K, dated June 23, 2015, filed by Old Sequential).

4	Common Stock Purchase Warrant, dated August 15, 2014

5	Registration Rights Agreement, dated August 15, 2014, between Sequential Brands Group, Inc. and Carlyle Equity Opportunity GP, L.P., as the representative of the former stockholders and option holders of Galaxy Brand Holdings, Inc. (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, dated August 18, 2014, filed by Old Sequential)

CUSIP No. 81734P107	13D	Page 17 of 17 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 8, 2015

CARLYLE GROUP MANAGEMENT L.L.C.

By:	/s/ Andrea Pekala, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

THE CARLYLE GROUP L.P.
By: Carlyle Group Management L.L.C., its general partner

By:	/s/ Andrea Pekala, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE HOLDINGS II GP L.L.C.
By: The Carlyle Group L.P., its managing member
By: Carlyle Group Management L.L.C., its general partner

By:	/s/ Andrea Pekala, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE HOLDINGS II L.P.

By:	/s/ Andrea Pekala, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

TC GROUP CAYMAN INVESTMENT HOLDINGS, L.P.
By: Carlyle Holdings II L.P., its general partner

By:	/s/ Andrea Pekala, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CUSIP No. 81734P107	13D	Page 18 of 17 Pages

TC GROUP CAYMAN INVESTMENT HOLDINGS SUB L.P.
By: TC Group Cayman Investment Holdings, L.P., its general partner
By: Carlyle Holdings II L.P., its general partner

By:	/s/ Andrea Pekala, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE EQUITY OPPORTUNITY GP, L.L.C.
By: TC Group Cayman Investment Holdings Sub L.P., its managing member
By: TC Group Cayman Investment Holdings, L.P., its general partner
By: Carlyle Holdings II L.P., its general partner

By:	/s/ Andrea Pekala, attorney-in-fact
Name:	Daniel D’Aniello
Title:	Chairman

CARLYLE EQUITY OPPORTUNITY GP, L.P.

By:	/s/ Andrea Pekala
Name:	Andrea Pekala
Title:	Authorized Person

CARLYLE GALAXY HOLDINGS, L.P.
By: Carlyle Equity Opportunity GP, L.P., its general partner

By:	/s/ Andrea Pekala
Name:	Andrea Pekala
Title:	Authorized Person